August 24, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn: Ms. Mara L. Ransom

RE:          Southern Natural Gas Company, L.L.C.

Registration Statement on Form S-4

Filed August 8, 2011

File No. 333-176122

Dear Ms. Ransom:

This letter responds to the comments that Southern Natural Gas Company, L.L.C (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on August 19, 2011, by e-mail.  For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text.  All capitalized terms used herein and not defined herein shall have the meanings given to them in our Form S-4.

Where You Can Find More Information, page ii

1.                                      We note that you list the filing date of your quarterly report on Form 10-Q for the quarter ended June 30, 2011 as August 5, 2011.  However, it appears that this Form 10-Q was filed on August 8, 2011.  Please revise.

Response:             We have revised the filing date.

Cautionary Statements Regarding Forward-Looking Statements, page ii

2.                                      The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:             We have deleted the reference.

The Exchange Offer, page 11

Conditions of the Exchange Offer, page 15

3.                                      We note the second sentence of this section which states that you may “terminate, waive any conditions to or amend the exchange offer.”  Clarify in what circumstances you may terminate, waive any conditions to or amend the exchange offer and confirm that you will do so prior to the expiration of the offer.  For example, if you are referring to the right to terminate, waive any conditions to or amend the exchange offer if the exchange offer violates applicable law or any SEC interpretation thereto, so state, and indicate that you will do so prior to the expiration of the exchange offer, as you acknowledge in the preceding sentence.

Response:             We have deleted the referenced sentence.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 420-3940.

Sincerely,

/s/ Rosa P. Jackson

Rosa P. Jackson
Vice President and Controller

cc:	J. Eric Johnson
Lisa Kohl
Norman G. Holmes